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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
          Under the Securities Exchange Act of 1934 (Amendment No.4)*

                          PLAYERS INTERNATIONAL, INC.
          -----------------------------------------------------------
                                (Name of Issuer)

                     Common Stock $.005 par value per share
          -----------------------------------------------------------
                         (Title of Class of Securities)

                                   727903106
          -----------------------------------------------------------
                                 (CUSIP Number)

                   Merv Griffin, c/o The Griffin Group, Inc.
             780 Third Avenue, Suite 1801 New York, New York 10017
                                 (212) 753-1503

          -----------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                                August 28, 1998
          -----------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) or (4), check the following box / /.
Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes)

                      (Continued on the following page(s))


                               Page 1 of 7 Pages
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CUSIP No. 727903106                  13D                    Page 2 of 7 Pages

         1       Name of Reporting Person
                 S.S. or I.R.S. Identification No. of Above Person The Griffin Group, Inc. (13-3488434)

         2       Check the Appropriate Box if a Member of a Group*  (a) / /

         3       SEC Use Only                                       (b) / /

         4       Source of Funds*
                 WC

         5       Check Box if Disclosure of Legal Proceedings Is Required
                 Pursuant to Items 2(d) or 2(e)                         / /

         6       Citizenship or Place of Organization
                 Connecticut

                                                           Sole Voting Power
                      NUMBER                  7
                                                                  4,367,350
                       OF

                     SHARES
                                                           Shared Voting Power
                   BENEFICIALLY               8
                                                                  -0-
                    OWNED BY
                                                          Sole Dispositive Power
                       EACH                   9
                                                                  4,367,350
                    REPORTING

                     PERSON
                                                        Shared Dispositive Power
                       WITH                   10
                                                                  -0-

         11      Aggregate Amount Beneficially Owned by Each Reporting Person
                                  4,367,350

         12      Check Box if the Aggregate Amount in Row (11) Excludes
                          Certain Shares*                                   / /

         13      Percent of Class Represented by Amount in Row (11)
                          13.67%

         14      Type of Reporting Person*
                          CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
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                 This Amendment No. 4 is filed by The Griffin Group, Inc. to amend and restate the Schedule 13D filed on November 25, 1992 by TGG ("TGG"), as amended by Amendment No. 1 thereto filed on January 8, 1993, Amendment No. 2 thereto filed on March 8, 1995 and Amendment No. 3 thereto filed on December 31, 1996, relating to the common stock, par value $.005 per share, of Players International, Inc. This Amendment is filed to report TGG's acquisition of an additional 100,000 shares of common stock, par value $.005 per share, of Player's International, Inc. In addition, this Amendment is filed to update information provided pursuant to General Instruction C of Schedule 13D by reflecting that Mr. Thomas E. Gallagher is no longer an officer of TGG. Therefore, this Amendment No. 4 deletes references to Mr. Gallagher's holdings in and relationship with Players International, Inc. Mr. Gallagher left his position as President and Chief Executive Officer of TGG on June 30, 1997. Mr. Gallagher's term on the Board of Directors of Players International, Inc. expired on October 16, 1997.


Item 1.          Security and Issuer

                 The title of the class of equity securities to which this statement relates is the common stock, par value $.005 per share (the "Common Stock"), of Players International, Inc., a Nevada corporation ("Players"). The address of Players' principal executive office is 3900 Paradise Road, Las Vegas, Nevada, 89109.


Item 2.          Identity and Background

I.   The Griffin Group, Inc.

                          (a) This statement is being filed by The Griffin
Group, Inc., a corporation organized under the laws of the State of Connecticut.

                          (b) TGG's principal executive office is located at
780 Third Avenue, Suite 1801, New York, New York 10017.

                          (c) TGG is an investment and management company.

                          (d) During the last five years, TGG has not been
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                          (e) During the last five years, TGG has not been a
party to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                          (f) TGG is organized under the laws of the State of
Connecticut.

II.    Sole Director and Beneficial Owner of TGG

                          (a) Mervyn E. Griffin is the sole director and
Chairman of TGG. The outstanding shares of TGG are owned by The Merv Griffin Living Trust (the "Trust"), for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust.

                          (b) Mr. Griffin's business address is c/o The Griffin
Group, Inc., 9860 Wilshire Boulevard, Beverly Hills, California 90210.

                          (c) Mr. Griffin is an entertainer and investor.  Mr.
Griffin serves as sole director and Chairman of TGG.

                          (d) During the last five years, Mr. Griffin has not
been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
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                          (e) During the last five years, Mr. Griffin has not
been a party to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                          (f) Mr. Griffin is a citizen of the United States of
America.


III.   Officers of TGG

               A.  Lawrence Cohen

                          (a)  Lawrence Cohen is the President and Chief
Executive Officer of TGG.

                          (b)  Mr. Cohen's business address is c/o The Griffin
Group, Inc., 780 Third Avenue, Suite 1801, New York, New York 10017.

                          (c)  Mr. Cohen is the President and Chief Executive
Officer of TGG. Mr. Cohen also became a director of Players on October 1, 1996.

                          (d)  During the last five years, Mr. Cohen has not
been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                          (e)  During the last five years, Mr. Cohen has not
been a party to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                          (f)  Mr. Cohen is a citizen of the United States of
America.

Item 3.        Source and Amount of Funds or Other Consideration

I.  TGG

               TGG acquired 100,000 shares of Players Common Stock in a private transaction from Mr. Edward Fishman, for aggregate consideration of $475,000, based on the closing price of the Common Stock on August 28, 1998 of $4.75 per share. The aggregate purchase price was paid in cash drawn from TGG's working capital.

II.         Sole Director and Beneficial Owner of TGG

               Not applicable

III.        Officers of TGG

               Not applicable


Item 4.        Purpose of the Transaction

I.  TGG


               TGG acquired the Common Stock of Players for investment purposes. TGG intends to review its investment in Players on a continuing basis and may, at any time, consistent with TGG's obligations under the federal securities laws, determine to increase or decrease its ownership of shares of Players' Common Stock through purchases or sales of such Common Stock in the open market or in privately-negotiated transactions. TGG's review of its investment in Players will depend on various factors, including Players' business prospects, other developments concerning Players, general economic conditions, money and
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stock market conditions, and any other facts and circumstances which may become known to TGG regarding its investment in Players.

                 Other than as described above, TGG has no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Players or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of Players or any of its subsidiaries, (iii) any change in the board of directors or management of Players or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of Players,
(v) any other material change in Players' business or corporate structure; (vi) changes in Players' charter or bylaws or other actions which may impede the acquisition of control of Players by any person, (vii) causing a series of securities of Players to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a series of equity securities of Players becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (ix) any action similar to any of those described above. However, TGG and its affiliates, in their capacity as such and/or in their capacity as shareholders and/or directors of Players may, from time to time, be involved in discussions which relate to the transactions described in this Item 4 and thus TGG retains its right to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of Players and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.


II.              Sole Director and Beneficial Owner of TGG

                 The outstanding shares of TGG are owned by the Trust, for which Mervyn E. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Mr. Griffin also acts as the sole director and Chairman of TGG. Mr. Griffin effectuated TGG's acquisition of beneficial ownership of shares of Players Common Stock for investment purposes. Mr. Griffin is not currently involved in any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4, section I above.


III.             Officers of TGG

                 A.  Lawrence Cohen

                 Mr. Cohen currently is not involved in any plans or proposals which relate to, or could result in any of the matters referred to in paragraphs (a) through (j) of Item 4, section I above.


Item 5.          Interest in Securities of the Issuer

I.               TGG

                          (a)  TGG beneficially owns 4,367,350 shares of Common
Stock constituting 13.67% of the total issued and outstanding shares of the Common Stock of Players as of August 28, 1998, based upon 31,941,737 shares reported by the Company as outstanding on August 12, 1998.

                          (b)  Except as disclosed in Item 5, section II below,
TGG exercises sole voting and dispositive power for the 4,367,350 shares of Common Stock owned by TGG.

                          (c)  On August 28, 1998, TGG agreed to acquire
100,000 shares of Players' Common Stock from Mr. Edward Fishman, at a price equal to the
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closing price of Players Common Stock as reported through the consolidated reporting system for such date.

                          (d)  Except as disclosed in Item 5, section II below,
no other person is known by TGG to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by TGG.

                          (e)  Not applicable.

II.              Sole Director and Beneficial Owner of TGG

                          (a)  Mervyn E. Griffin does not directly own any
shares of Players Common Stock. However, the outstanding shares of TGG are owned by the Trust, for which Mervyn E. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. In addition, Mr. Griffin is the Chairman and sole director of TGG. Accordingly, Mr. Griffin is the beneficial owner of all shares of Players Common Stock held by TGG.

                          (b)  TGG exercises (i) sole voting and dispositive
power for 4,367,350 shares of the Common Stock owned by TGG. The outstanding shares of TGG are owned by the Trust, for which Mervyn E. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. In addition, Mr. Griffin is the Chairman and the sole director of TGG. Accordingly, Mr. Griffin is able to direct the actions of TGG in regards to the Players Common Stock.

                          (c)  Except as set forth in paragraph (c) of section
I above, there have been no transactions in the Common Stock by Mr. Griffin during the last 60 days.

                          (d)  TGG has the right to receive or the power to
direct the receipt of dividends from, or the proceeds from the sale of, the Players Common Stock which it holds. The outstanding shares of TGG are owned by the Trust, for which Mervyn E. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. In addition, Mr. Griffin is the Chairman and the sole director of TGG. Accordingly, Mr. Griffin is able to direct the actions of TGG in regards to the Players Common Stock.

                          (e)  Not applicable.

III.             Officers of TGG

                 A.  Lawrence Cohen

                          (a)  Mr. Cohen beneficially owns 248,600 shares of
Common Stock constituting 0.78% of the total issued and outstanding shares of the Common Stock of Players.

                          (b)  Mr. Cohen exercises sole voting and dispositive
power for 248,600 shares of the Common Stock.

                          (c)  Except as set forth in paragraph (c) of Section
I above, there have been no transactions in the Common Stock by Mr. Cohen during the last 60 days.

                          (d)  No other person is known by Mr. Cohen to have
the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Cohen.

                          (e) Not applicable.
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Item 6.          Contracts, Arrangements, Understandings or Relationships with
                 Respect to Securities of the Issuer

I.               TGG

                 Other than standard default and similar provisions contained in loan agreements, there are no other contracts, arrangements, understandings or relationships between TGG and anyone else with respect to any securities of Players.

II.              Sole Director and Beneficial Owner of TGG

                 Except as set forth in Item 6, section I above, there are no other contracts, arrangements, understandings or relationships between Mr. Griffin and anyone else with respect to any securities of Players.

III.             Officers of TGG

                 A.  Lawrence Cohen

                          Other than standard default and similar provisions
contained in loan agreements, there are no other contracts, arrangements, understandings or relationships between Mr. Cohen and anyone else with respect to any securities of Players.

Item 7.          Material to be Filed as Exhibits

                 None.

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 8, 1998                  THE GRIFFIN GROUP, INC.
                                        By:  /s/ Lawrence Cohen
                                        Name:  Lawrence Cohen
                                        Title:   President
                                                 Chief Executive Officer